Exhibit 3.7

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

TENON MEDICAL, INC.

Tenon Medical, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.       The name of the Corporation is Tenon Medical, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 19, 2012.

2.       ARTICLE IV of the Corporation’s Amended and Restated Certificate of Incorporation is amended and restated in its entirety to read as follows:

“The total number of shares of stock that the corporation shall have authority to issue is 150,000,000 consisting of 130,000,000 shares of common stock, $0.001 par value per share (the “Common Stock”), and 20,000,000 shares of preferred stock, $0,001 par value per share. With respect to the preferred stock, 4,500,000 shares shall be designated “Series A Preferred Stock” and 491,222 of which shall be designated "Series B Preferred Stock”.

3.       ARTICLE V of the Corporation’s Amended and Restated Certificate of Incorporation is amended as follows:

(a) Section 4(b) is deleted in its entirety and replaced with the following:

“Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of the Corporation's Common Stock, provided that the offering price per share is not less than $4.00 (as adjusted for Recapitalizations) and the aggregate gross proceeds to the Corporation are not less than $15,000,000 (the "Qualified Public Offering"), or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of at least a majority of the Preferred Stock then outstanding (voting as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an "Automatic Conversion Event").

(c) Section 10 is hereby added to the end of Article V as follows:

“10. Deletion of Terms. Upon the conversion of each share of Preferred Stock pursuant to Section 4(b) of this Article V, the last sentence of Article IV and the provisions of Article V shall be terminated and have no further effect and may be deleted by the Board of Directors in an amended and restated certificate of incorporation without the vote of stockholders in accordance with Section 245(b) of the General Corporation Law.

IN WITNESS WHEREOF, Tenon Medical, Inc. has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be signed by Steven Foster, a duly authorized officer of the Corporation, on April 4, 2022.

By:	/s/ Steven Foster
Name:	Steven Foster
Title:	Chief Executive Officer